UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMR CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001765106

(CUSIP Number)

Lim Yew Yoke

HL Management Co Sdn Bhd

Level 10, Wisma Hong Leong

 18 Jalan Perak

 50450 Kuala Lumpur

Malaysia

603-21641818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

31.12.2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X  Rule 13d-1(c)
  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001765106	13G	Page 1 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asia Fountain Investment Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) None
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 001765106	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GuoLine Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 677,334
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 677,334
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,334
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

Note 1:    Assuming a total of 335,227,000 shares outstanding, based on the amounts sourced from Bloomberg as at 31 December 2011.

CUSIP No. 001765106	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newton (Cayman) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,001,361
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 1,001,361
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,361
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

Note 1:    Assuming a total of 335,227,000 shares outstanding, based on the amounts sourced from Bloomberg as at 31 December 2011.

CUSIP No. 001765106	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chaghese Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,468,909
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 2,468,909
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,468,909
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

Note 1:    Assuming a total of 335,227,000 shares outstanding, based on the amounts sourced from Bloomberg as at 31 December 2011.

CUSIP No. 001765106	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GuoLine Capital Assets Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 677,334
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 677,334

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,334
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) HC

Note 1:    Assuming a total of 335,227,000 shares outstanding, based on the amounts sourced from Bloomberg as at 31 December 2011.

CUSIP No. 001765106	13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hong Leong Company (Malaysia) Berhad
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 677,334
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 677,334

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,334
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) HC

Note 1:    Assuming a total of 335,227,000 shares outstanding, based on the amounts sourced from Bloomberg as at 31 December 2011.

CUSIP No. 001765106	13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HL Holdings Sdn Bhd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 1,678,695
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 1,678,695

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,678,695
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

Note 1:    Assuming a total of 335,227,000 shares outstanding, based on the amounts sourced from Bloomberg as at 31 December 2011.

CUSIP No. 001765106	13G	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quek Leng Chan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 4,147,604
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 4,147,604

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,604
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

Note 1:    Assuming a total of 335,227,000 shares outstanding, based on the amounts sourced from Bloomberg as at 31 December 2011.

CUSIP No. 001765106	13G	Page 9 of 13 Pages

Item 1.

(a)	Name of Issuer AMR CORPORATION

(b)	Address of Issuer’s Principal Executive Offices 4333 Amon Carter Boulevard, Fort Worth, TX 76155

Item 2.

(a)

Name of Person Filing
This statement is filed by Asia Fountain Investment Company Limited (“AFI”), GuoLine Capital Limited (“GCL”), Newton (Cayman) Limited (“NCL”), Chaghese Limited (“CL”), GuoLine Capital Assets Limited (“GCA”), Hong Leong Company (Malaysia) Berhad (“HLCM”), HL Holdings Sdn Bhd (“HLH”) and Quek Leng Chan (“QLC”).

(b)

Address of the Principal Office or, if none, residence

AFI – 50/F, The Center, 99 Queen’s Road Central, Hong Kong

GCL - Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda

NCL - Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands

CL - Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands
GCA - Templar House, Don Road, St Helier, Jersey JE1 2TR, Channel Islands

HLCM - Level 10, Wisma Hong Leong, 18 Jalan Perak, 50450 Kuala Lumpur, Malaysia

HLH - Level 10, Wisma Hong Leong, 18 Jalan Perak, 50450 Kuala Lumpur, Malaysia

QLC - Level 11, Wisma Hong Leong, 18 Jalan Perak, 50450 Kuala Lumpur, Malaysia

(c)

Citizenship

AFI - A company incorporated in Hong Kong

GCL - A company incorporated in Bermuda

NCL - A company incorporated in Cayman Islands

CL - A company incorporated in Cayman Islands
GCA - A company incorporated in Jersey, Channel Islands

HLCM - A company incorporated in Malaysia

HLH - A company incorporated in Malaysia

QLC - A Malaysian citizen

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 001765106

CUSIP No. 001765106	13G	Page 10 of 13 Pages

Item 3.  If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with S240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with S240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with S240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with S240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

AFI - None

GCL - Beneficially owns 677,334 common stock

GCA and HLCM - Deemed to beneficially own 677,334 common stock

NCL - Beneficially owns 1,001,361 common stock

HLH - Deemed to beneficially own 1,678,695 common stock

CL - Beneficially owns 2,468,909 common stock

QLC - Deemed to beneficially own 4,147,604 common stock

CUSIP No. 001765106	13G	Page 11 of 13 Pages

(b)	Percent of class: AFI - 0% GCL - 0.2% NCL - 0.3% CL - 0.7% GCA – 0.2% HLCM - 0.2% HLH - 0.5% QLC - 1.2%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:- AFI – None GCL – 677,334 shares NCL – 1,001,361 shares CL – 2,468,909 shares GCA - None HLCM – None HLH - None QLC – None

	(ii)	Shared power to vote or to direct the vote: AFI – None GCL – None NCL – None CL – None GCA – 677,334 shares HLCM – 677,334 shares HLH - 1,678,695 shares QLC – 4,147,604 shares

	(iii)	Sole power to dispose or to direct the disposition of:- AFI – None GCL – 677,334 shares NCL – 1,001,361 shares CL – 2,468,909 shares GCA - None HLCM – None HLH - None QLC – None

	(iv)	Shared power to dispose or to direct the disposition of:
AFI – None GCL – None NCL – None CL – None GCA – 677,334 shares HLCM – 677,334 shares HLH - 1,678,695 shares QLC – 4,147,604 shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see S240.13d-3(d)(1).

CUSIP No. 001765106	13G	Page 12 of 13 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     X.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to S240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 001765106	13G	Page 13 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFI, GCL, NCL, CL, GCA, HLCM, HLH and QLC

20 January 2012 Date

Signature

Lim Yew Yoke/Authorised Person Name/Title